UK GOVERNMENT AND NATIONAL HEALTH SERVICE TO USE PRT X1 IN EMERGENCY APPLICATION TEST

Plymouth, Massachusetts - May 14, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting edge threat detection technologies, announced today an update to its drone program.

Plymouth Rock Technologies' (PRT) X1 Platform will be used in a series of airborne tests for the UK National Health Service (NHS) for emergency apparatus delivery. This will involve several test scenarios, that if successful will lead to on-scene delivery of defibrillators and other critical trauma assistance technologies.

The scope of the work involves the University of Warwick, The East Midland NHS trust and the Welsh Ambulance NHS Trust and will commence in May 2020.

"At this time of global medical resources being stretched beyond measure, we are honored to assist in this matter," stated Dana Wheeler, CEO. "We believe that the multi-role design of the X1 that was purposely designed to can carry up to 20lb of payload in all weather conditions will redefine how UAV technologies are utilized," concluded Wheeler.

"Our engineers and PFCO pilots are preparing the X1 for this purpose," stated Carl Cagliarini, Chief Strategy Officer. "We will be working with two other strategic UK contractors who will be the liaison leads on this program. Our platform being used for this capability is both exciting and beneficial to many struggling communities in the UK. We believe that the broad gamut of life-saving payloads from anaphylaxis shot, bloods, vaccine or electronic resuscitation instruments, could save life both on main street and also potentially for greater use for armed forces in the battlefield," concluded Cagliarini.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems. The Company is developing the next generation of threat detection solutions, The PRT X1 is a purpose built multirotor Unmanned Aircraft System (UAS). The unit contains an integrated sensor package that combines Thermal detection with 4K HD real-time air-to-ground streaming. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's other core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

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